SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

HOWARD HUGHES HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44267T102

(CUSIP Number)

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

787 Eleventh Avenue, 9th Floor

New York, New York 10019

(212) 813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

•

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44267T102

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 18,852,064
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 18,852,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,852,064
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*

This calculation is based on 50,259,345 shares of Common Stock, par value $0.01 per share (“Common Stock”), outstanding as of May 1, 2024, as reported in the Issuer’s Form 10-Q filed on May 8, 2024 for the quarter ended March 31, 2024 (the “Form 10-Q”).

CUSIP No. 44267T102

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 18,852,064
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 18,852,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,852,064
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 50,259,345 shares of Common Stock outstanding as of May 1, 2024, as reported in the Form 10-Q.

CUSIP No. 44267T102

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 18,852,064
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 18,852,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,852,064
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 50,259,345 shares of Common Stock outstanding as of May 1, 2024, as reported in the Form 10-Q.

This amendment No. 18 (“Amendment No. 18”) to Schedule 13D relates to the Schedule 13D filed on December 4, 2019 (as amended and supplemented prior to the filing of this Amendment No. 18, the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), and (iii) William A. Ackman, a citizen of the United States (together with Pershing Square and PS Management, the “Reporting Persons”), relating to the Common Stock of Howard Hughes Holdings Inc., a Delaware corporation.

Capitalized terms used but not defined in this Amendment No. 18 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 18, the Schedule 13D is unchanged.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby replaced with the following information:

“This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Howard Hughes Holdings Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9950 Woodloch Forest Drive, Suite 1100, The Woodlands, TX, 77380.

The Reporting Persons beneficially own 18,852,064 shares of Common Stock (the “Subject Shares”).

The Subject Shares represent approximately 37.5% of the outstanding shares of Common Stock, based on 50,259,345 shares of Common Stock outstanding as of May 1, 2024, as reported in the Issuer’s Form 10-Q filed on May 8, 2024 for the quarter ended March 31, 2024.”

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“On October 5, 2023, the Issuer announced its intention to separate into two independent publicly traded companies. Seaport Entertainment Group Inc. (“Seaport Entertainment”), which is expected to be separated from the Issuer, will be comprised of the Issuer’s entertainment-related assets in New York City and Las Vegas, including the Seaport in Lower Manhattan, a 25% minority interest in Jean-Georges Restaurants as well as other partnerships, the Las Vegas Aviators Triple-A Minor League Baseball team and Las Vegas Ballpark, an interest in and to 80% of the air rights above the Fashion Show mall in Las Vegas and certain other assets and liabilities that the Issuer is expected to contribute to Seaport Entertainment prior to the separation.

On May 23, 2024, Seaport Entertainment filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form 10 for the registration of Seaport Entertainment common stock for purposes of listing that common stock on the New York Stock Exchange in connection with the separation of Seaport Entertainment from the Issuer.

Also on May 23, 2024, Seaport Entertainment filed with the SEC a registration statement on Form S-1 in connection with a proposed $175 million rights offering to Seaport Entertainment stockholders, which is expected to be commenced following the separation and distribution. In the Rights Offering, Seaport Entertainment would distribute, at no charge, to holders of its common stock, transferable subscription rights, which will entitle holders to purchase shares of Seaport Entertainment common stock.

In connection with the Rights Offering, the Reporting Persons are in serious discussions with Seaport Entertainment regarding a potential backstop agreement that investment funds affiliated with the Reporting Persons would enter into prior to the distribution. Pursuant to that agreement, if finalized, those funds would agree, severally and not jointly, to (i) exercise their pro rata subscription rights with respect to the Rights Offering and (ii) purchase on a pro rata basis any shares that are not purchased in the Rights Offering upon the expiration thereof at the Rights Offering price, at a purchase price of up to $175 million in the aggregate. To the extent that Seaport Entertainment stockholders fail to participate in the Rights Offering, the backstop agreement could result in investment funds affiliated with the Reporting Persons owning in aggregate a higher percentage of Seaport Entertainment’s common stock.

The Reporting Persons do not intend to disclose developments with respect to the foregoing, except as may be required by applicable law.”

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2024

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of December 4, 2019, among Pershing Square, PS Management and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Form of Confirmation for Forward Purchase Contracts.*

Exhibit 99.4	Registration Rights Agreement.*

Exhibit 99.5	Trading data.*

Exhibit 99.6	Share Purchase Agreement (incorporated by reference and attached as Exhibit 1.2 of the Issuer’s Form 8-K filed March 31, 2020).*

Exhibit 99.7	Lock-up Letter Agreement, dated March 27, 2020, from Pershing Square, on behalf of the Pershing Square Funds, to BofA Securities, Inc., J.P. Morgan Securities, LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters listed in the underwriting agreement for the public offering.*

Exhibit 99.8	Form of Confirmation for Put Options.*

Exhibit 99.9	Trading data.*

Exhibit 99.10	Trading data.*

Exhibit 99.11	Trading data.*

Exhibit 99.12	10b5-1 Purchase Plan.*

Exhibit 99.13	Trading data.*

Exhibit 99.14	Trading data.*

Exhibit 99.15	Trading data.*

Exhibit 99.16	Trading data.*

Exhibit 99.17	Trading data.*

Exhibit 99.18	Trading data.*

*	Previously filed.